

April 10, 2023

David Moss
Chief Financial Officer
Inmune Bio, Inc.
225 NE Mizner Blvd, Suite 640
Boca Raton, FL 33432

> **Re: Inmune Bio, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2022**
> **Filed March 2, 2023**
> **File No. 001-38793**

Dear David Moss:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences